U.S. Securities and Exchange Commission
Washington, D.C. 20549

Form F-X

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS AND UNDERTAKING

A.           Name of issuer or person filing (“Filer”): BNY Trust Company of Canada

B.           (1)  This is [check one]

[x]          an original filing for the Filer

[  ]          an amended filing for the Filer

(2)  Check the following box if you are filing the Form F-X in paper in accordancewith Regulation S-T Rule 101(b)(9) [            ]

C.           Identify the filing in conjunction with which this Form is being filed:

Name of registrant: Canadian National Railway Company

Form type: Form F-10

File number (if known): 333-192522

Filed by: BNY Trust Company of Canada

Date filed (if filed concurrently, so indicate): November 22, 2013

D.           The Filer is incorporated or organized under the laws of Canada and has its principal place of business at BNY Trust Company of Canada, 320 Bay Street, 11th Floor, Toronto, Ontario M5H 4A6, (416) 933-8500.

E.           The Filer designates and appoints The Bank of New York Mellon located at 101 Barclay St., Floor 7 East Corporate Trust International Group, New York, NY 10286, U.S.A. as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in

(a)          any investigation or administrative proceeding conducted by the Commission; and

(b)          any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns the securities in relation to which the Filer acts as trustee pursuant to an exemption under Rule 10a-5 under the Trust Indenture Act of 1939. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.           The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time during which any of the securities subject to the indenture remain outstanding.

The Filer further undertakes to advise the Commission promptly of any change to the Agent's name and address during the applicable period by amendment of this Form, referencing the file number of the Form F-10.

G.           The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Form F-10 to which this Form F-X relates; the securities to which the Form F-10 relates and the transactions in such securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Montreal, Province of Québec, Country of Canada, on this 22nd day of November, 2013.

Filer: BNY Trust Company of Canada

By:	/s/ Pierre Tremblay
Name: Pierre Tremblay
Title: Vice President

This statement has been signed by the following persons in the capacities and on the dates indicated.

The Bank of New York Mellon,
as Agent for Service of Process of BNY Trust Company of Canada in the United States.

By:	/s/ Michele Drinkard
Name: Michele Drinkard
Title: Vice President
Date: November 22, 2013